UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14f-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

International Imaging Systems, Inc.
(Exact name of registrant as specified in its corporate charter)

Commission File No.: 000-25413

Delaware (State or other jurisdiction of Incorporation or Organization)	65-0854589 (I.R.S. Employer Identification No.)

Dongxin Century Square 7th Floor, Hi-Tech Development District, Xi’an, Shaanxi Province, PRC 710043 (Address of Principal Executive Offices)

+86 29 8268 3920
(Registrant’s telephone number, including area code)

31200 Via Colinas, Suite 200
Westlake Village, CA 91362
(Former name or former address, if changed since last report)

November 16, 2007

International Imaging Systems, Inc.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “IIMG” “we,” “us”, and “our” are to International Imaging Systems, Inc .and its consolidated subsidiaries.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of the board of directors (the “Board”) of International Imaging Systems, Inc. (“IIMG”). The date of this Information Statement is November 16, 2007.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2007 and is being mailed to our stockholders of record as of November 20, 2007. The mailing date of this Information Statement will be on or about November 29, 2007. On the tenth (10th) day after this Information Statement has been distributed to the stockholders, the director designee named herein will be appointed to the Board.

On October 23, 2007, our directors, Messrs. John Vogel and Vincent Finnegan, appointed Mr. Gao Xincheng as Chairman of the Board and nominated Ms. Li Gaihong as a member of the Board. In connection therewith, Mr. Vogel tendered his resignation as a director, which resignation will be effective upon the appointment of Ms. Li. Mr. Finnegan tendered his resignation as a director effective immediately. Additionally, on October 23, 2007, Mr. Vogel resigned as our President and Chief Executive Officer, Mr. Robert Scherne resigned as Chief Financial Officer, and Mr. Gao was appointed as President and Chief Executive Officer, Ms. Li was appointed as Chief Financial Officer, Secretary and Treasurer, and Mr. Chen Jun was appointed as Vice General Manager.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, require the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of IIMG’s directors occurs (otherwise than at a meeting of IIMG’s stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF IIMG’S DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

TRANSACTION WITH BAORUN CHINA GROUP LIMITED

On October 23, 2007, we entered into a Share Exchange Agreement (the “Share Exchange Agreement”), by and among those persons set forth on Schedule II thereto (“Principal Acquiror Shareholders”), Baorun China Group Limited, a company organized under the laws of Hong Kong (the “Baorun China”), Redsky Group Limited, a British Virgin Islands corporation (“Redsky”) and Princeton Capital Group LLP, a New Jersey limited liability partnership (“PCG”), pursuant to which we acquired from Redsky and PCG all of the issued and outstanding shares of Baorun China in exchange for the issuance of 23,954,545 shares of our common stock, par value $0.0001 per share (the “Common Stock”). As a result of the Share Exchange, Baorun China became our wholly-owned subsidiary and Redsky and PCG acquired approximately 94% of our Common Stock. We refer to the transaction consummated under the Share Exchange Agreement as, the “Share Exchange”.

Prior to the Share Exchange, we were a public “shell” company with nominal assets. We were incorporated in the State of Delaware in July 1998 and until January 2007 engaged in the business of marketing pre-owned, brand name photocopy machines and employee leasing. In September 2006 our management at that time sold a majority interest in our shares to several purchasers. As of January 1, 2007, under our new management we began to pursue an acquisition strategy, whereby we sought to acquire undervalued business with a history of operating revenues in markets that provide room for growth.

Concurrent with the Share Exchange, we completed a private equity financing (the “Financing”) of $10,000,000 with one accredited investor (the “Investor”) pursuant to a securities purchase agreement (the “Purchase Agreement”), dated as of October 23, 2007. Net proceeds from the Financing were approximately $9,575,000. We sold to the Investor, 1,000,000 shares of our Series A Convertible Preferred Stock, par value $0.001 (the “Preferred Shares”) for a purchase price of $10.00 per share and issued: (i) a Series A-1 Warrant to purchase 3,409,091 shares of our common stock and (ii) a Series A-2 Warrant to purchase 2,272,728 shares of our common stock. Each of the Warrants has a term of 5 years. In connection with the Financing, we restated and amended the Certificate of Designation of the Relative Rights and Preferences of our Series A Convertible Preferred Stock in its entirety. The Preferred Share are initially convertible into 4,545,455 shares of Common Stock.

General Business Summary of Baorun China, our wholly-owned subsidiary.

In October 2007, Baorun China, formed Redsky Industrial (Xi’an) Co., Ltd. (“Redsky China”) in the People's Republic of China. We operate our oil businesses in China primarily through Xi’an Baorun Industrial Development Co., Ltd. (“Xi’an Baorun”), which is based in China and wholly-owned by Chinese citizens, including our Chief Executive Officer and director, Mr. Gao Xincheng, who owns 70% of Xi’an Baorun. We do not have an equity interest in Xi’an Baorun. In order to meet domestic ownership requirements under Chinese law, which restrict foreign companies from operating in the finished oil industry, Redsky China executed a series of exclusive contractual agreements. These contractual agreements allow us to, among other things, secure significant rights to influence Xi’an Baorun’s business operations, policies and management, approve all matters requiring shareholder approval, and the right to receive 100% income earned by Xi’an Baorun. In addition, to ensure that Xi’an Baorun and its shareholders perform their obligations under these contractual arrangements, the shareholders have pledged to Redsky China all of their equity interests in Xi’an Baorun. At such time that current restrictions under PRC law on foreign ownership of Chinese companies engaging in the finished oil industry in China are lifted, Redsky China may exercise its option to purchase the equity interests in Xi’an Baorun directly.

Xi’an Baorun manufactures and sells a variety of oil products including gasoline, mineral-diesel, heavy oil, slurry, naphtha and bio-diesel. In addition, Xi’an Baorun owns and operates a gas station located in Xi’an, Shaanxi Province whereby it sells its oil products and bio-diesel to end users.

VOTING SECURITIES

IIMG has 80,000,000 authorized shares of capital stock as of the date hereof. 79,000,000 shares of Common Stock are authorized, of which 25,454,545 shares of common stock are issued and outstanding, and 1,000,000 shares of IIMG’s preferred stock, par value $0.001 are authorized, of which 1,000,000 shares are designated as series A Convertible Preferred Stock, and all such shares of Series A Convertible Preferred Stock are issued and outstanding as the date hereof. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of November 16, 2007 by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Unless otherwise noted, the principal address of each of the directors, officers and director nominee listed below is Dongxin Century Square 7th Floor, High-tech Development District, Xi’an, Shaanxi Province, China 710043.

All share ownership figures include shares issuable upon exercise of options, warrants or preferred stock exercisable within 60 days of October 23, 2007, which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership, but not for purposes of computing the percentage ownership of any other person.

Name	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares
Redsky Group Limited(1)	22, 454,545	88.21%
Princeton Capital Group(2)	1,500,000	5.89%
Gao Xincheng	-	*
Li Gaihong	-	*
Chen Jun	-	*
John Vogel(3)	4,000	*
All Directors, Executive Officers and Director Nominee, as a group	-	-

* Less than one percent

(1) The business address of Redsky Group Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(2) The business address of Princeton Capital Group is 24A Jefferson Avenue, Princeton, NJ 08540.
(3) The business address of John Vogel is 31200 Via Colinas, Suite 200, Westlake Village, CA 91362.

CHANGE OF CONTROL

General

On October 23, 2007, we consummated the transactions contemplated by the Share Exchange Agreement. Pursuant to that agreement, we acquired from Redsky and PCG all of the issued and outstanding shares of Baorun China and, in exchange, issued to them 23,954,545 shares of our Common Stock, constituting approximately 94% of our Common Stock. As a result of the Share Exchange, Baorun China became our wholly-owned subsidiary. Our stockholders immediately prior to the Share Exchange retained their holdings, which now represents approximately 6% of our Common Stock.

CHANGES TO THE BOARD OF DIRECTORS

Set forth below is information regarding IIMG’s current directors, executive officers and director designee.

Name	Age	Position
Gao Xincheng	44	President, Chief Executive Officer and Chairman
Li Gaihong	30	Chief Financial Officer, Treasurer, Secretary and Director Designee
Chen Jun	35	Vice General Manager
John Vogel	53	Director

Prior to the Share Exchange, our directors were John Vogel and Vincent Finnegan, our officers were John Vogel as President and Chief Executive Officer, and Robert Scherne as Chief Financial Officer. On October 23, 2007, each of Messrs. Vogel and Scherne resigned from all offices held by him. Additionally, on October 23, 2007, Mr. Vogel tendered his resignation as a director to be effective on the tenth day following the mailing of this Information Statement to our stockholders (the “Effective Date”). Mr. Finnegan tendered his resignation as a director, which was effective immediately. In connection with the Share Exchange, Mr. Vogel appointed Mr. Gao to fill the vacancy as a result of Mr. Finnegan’s resignation and serve as Chairman of the Board. The Board has nominated Ms. Li Gaihong to join Mr. Gao as a director on the Board. The change in directors is expected to occur on the Effective Date. Ms. Li was nominated by the written consent of the Board.

Ms. Li is not currently a member of the Board, and prior to the Share Exchange did not hold any position with us and had not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, Ms. Li has never been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The previous business experience of the current directors and Ms. Li is as follows:

Gao Xincheng, President, Chief Executive Officer and Chairman

Mr. Gao was appointed President, Chief Executive Officer and Chairman of the Board in connection with the Share Exchange. Prior to the Share Exchange, Mr. Gao served as a director of Redsky Group Limited from its inception in 2007. Mr. Gao has extensive experience in the research and marketing of oil products. Before 1996, Mr. Gao served as an official of the Oil and Chemical Department of Shaanxi Province and later worked for Zhongtian Oil and Chemical Group, responsible for research and development and marketing. In 1996, Mr. Gao began to develop his own business in the wholesale and retail of finished oil products. In 1999, Mr. Gao founded Xi’an Baorun to manufacture and sell finished oil products and bio-diesel. Mr. Gao received his B.S. in mechanical engineering from Xi’an Technology University in 1985 and an E.M.B.A. from Xi’an Jiaotong University in 2004.

Li Gaihong, Chief Financial Officer, Treasurer, Secretary and Director Nominee

Ms. Li was appointed as the Chief Financial Officer, Treasurer and Secretary and will be appointed as a director in connection with the Share Exchange. Prior to the Share Exchange, Ms. Li joined Xi’an Baorun in 2005 as Chief Financial Officer. From 1998 to 2004, Ms. Li worked for Xi’an Oriental Group as Cost Accountant then was promoted to Accounting Director. Prior to that, Ms. Li worked as a staff accountant for Xi’an Technology University in 1997. Ms. Li obtained her B.S. in accounting from North Western University, and her MBA degree from Xi’an Communication University.

John Vogel, Director

Prior to the Share Exchange, Mr. Vogel was the President, Chief Executive Officer and a director of IIMG. In connection with the Share Exchange, Mr. Vogel resigned from all of his positions at IIMG and has tendered his resignation as a director, which is expected to become effective on the 10th day following mailing this information statement to our stockholders of record. Mr. Vogel was also a director and co-founder of Century 21 Ability, Inc. from 1996 to December 2005. Mr. Vogel has over thirty years of experience in marketing and sales, including thirteen years at World Savings Bank (WSB), as VP District and VP Regional Loan Origination and VP Sales Manager and VP of Real Estate (Owned).

COMMITTEES OF THE BOARD OF DIRECTORS

We currently do not have any committees that have been established by the Board. Our entire Board performs the functions that may delegated to an audit committee, compensation committee and nominating committee in the future.

EXECUTIVE OFFICERS

In connection with the Share Exchange, Mr. Vogel resigned as our President and Chief Executive Officer and Mr. Scherne resigned as our Chief Financial Officer, and Mr. Gao was appointed as President and Chief Executive Officer, Ms. Li was appointed as Chief Financial Officer, Treasurer and Secretary, and Mr. Chen Jun was appointed as Vice General Manager.

A brief description of the previous business experience of our executive officers is provided above, except for that of Mr. Chen Jun, which is provided below:

Chen Jun, Vice General Manager

Mr. Chen was appointed as Vice General Manager in connection with the Share Exchange. Prior to the Share Exchange, Mr. Chen joined Xi’an Baorun in 2005 where he established the sales system of the finished oil products and helped Xi’an Baorun transform from the sales of fuel oil to finished oil products. From 1992 to 2004, Mr. Chen worked for Jingmen Oil and Chemical Plant of China Oil and Chemical Group, Jingmen Sales Company of China Oil and Chemical Group and Yunnan Zhenrong Oil and Chemical Company. Mr. Chen obtained his B.S. from Jiang Han Oil Management College.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires IIMG’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of IIMG’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of IIMG’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of IIMG’s common stock are required by SEC regulations to furnish IIMG with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to IIMG, or written representations that no reports were required, IIMG believes that for the fiscal year ended December 31, 2006 beneficial owners complied with Section 16(a) filing requirements applicable to them.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth all cash compensation paid or to be paid by us, as well as certain other compensation paid or accrued, in 2006 and 2005 to each of the following named executive officers (the “Named Executive Officers”).

Summary Compensation of Named Executive Officers

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Gao Xincheng	2006	7,700	1,000	-	-	8,700
President, Chief	2005	7,500	800	-	-	8,300
Executive Officer

Li Gaihong	2006	3,000	900	-	-	3,900
Chief Financial Officer, Treasurer	2005	2,800	700	-	-	3,500
Secretary

Chen Jun	2006	3,000	900			3,900
Vice General Manager	2005	2,800	700			3,500

During each of the last three fiscal years, none of our other officers had salary and bonus greater than $100,000. In addition, our executive officers and/or their respective affiliates will be reimbursed by the company for any out-of-pocket expenses incurred in connection with activities conducted on the company’s behalf. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of such expenses by anyone other than our Board, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

We adopted an equity incentive plan in July 2003. We, however, have not granted any awards under such plan.

We entered into employment agreements with Mr. Gao, Ms. Li and Mr. Chen, effective from October 23, 2007.

Our directors do not receive any compensation for serving on the Board of Directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have not entered into any transactions during the last two fiscal years with any director, executive officer, director nominee, 5% or more shareholder, nor have we entered into transactions with any member of the immediate families of the foregoing person (include spouse, parents, children, siblings, and in-laws) nor is any such transaction proposed, except as follows:

Xi’an Baorun has entered into agreement with Shaanxi Baohui Industrial Development Co., Ltd.(“Baohui”), for the purchase of oil and sale of supplies. Baohui is owned 40% by Ms. Gao Huiling, who owns 20.86% of Xi’an Baorun.

 As of December 31, 2006 and 2005, we had receivables due from related party amounting to $315,497, and $277,741, respectively. This amount was generated from the business between the Company and the related parties which purchased oil from our suppliers and resold such supplies to the Company. Total sales between related parties for the years ended December 31, 2006, 2005 and 2004 were $644,005, $969,013, and $0, respectively. This related party is 40% owned by a shareholder of Xi'an Baorun.

 On occasion, we satisfy the payment of our accounts payable, through the issuance of notes payable with certain vendors. These notes are issued by our bank. These notes are usually of a short term nature, approximately three to six months in length. They do not bear interest and are paid by the our bank to the vendors upon presentation to the our bank on the date of maturity. Total notes payable to related parties as of June 30, 2007 and December 31, 2006 and 2005 were approximately $1,967,000, $1,282,000 and $991,000 respectively.

 In order to facilitate the issuance of these trade notes, the bank typically requires the us to maintain 50% of the value of the trade note in a restricted cash account. In the event of insufficient funds to repay these notes, our bank can proceed with bankruptcy proceedings in the PRC against us. On December 21, 2006 we drew 10,000,000 RMB, or approximately $1,282,000, to the related party, Shanxi Bao Hui Company, under a six month trade note arrangement. We had a corresponding 5,000,000 RMB, or approximately $641,000, deposited with the commercial bank classified as restricted cash. This bank trade note facility was secured by ShanXi Ming Xi Tang Da Information Technological Limited Liability Company for amounts not covered by the restricted cash account.

As of December 31, 2005 we were obligated for various trade notes to a related party, Shanxi Bao Hui Company, totaling 8,000,000 RMB, or approximately $991,000. Under these six month trade note arrangements, the Company has a corresponding 7,000,000 RMB, or approximately $867,000, deposited with the commercial bank classified as restricted cash. These trade notes, to related parties, were repaid in January 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

International Imaging Systems, Inc.

By:	/s/ Gao Xincheng
Name:	Gao Xincheng
Title:	President, Chief Executive Officer and Chairman

Dated: November 16, 2007